06008544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13580

RECEIVED MAY 0 1 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/05 (MM/DD/YY) AND ENDING 02/28/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.G. Edwards & Sons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

Saint Louis	Missouri	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Porter — (314) 955-3462
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 South 4th Street	Saint Louis	Missouri	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph G. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financials statements and supporting unconsolidated schedules pertaining to the firm of A.G. Edwards & Sons, Inc., (the "Company") for the year ended February 28, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

> Approximately $11,825,000 of debits and $39,000 of credits classified as customers relate to security accounts of principal officers and directors.

Joseph G. Porter

Signature

Senior Vice President

Title

Subscribed and sworn to before me this 27th day of April 2006.

Agnes M. Triache

Notary Public

AGNES M. TRIACHE
Notary Public - Notary Seal
State of Missouri, St Louis City
Commission # 06398787
My Commission Expires Feb 7, 2010

A.G. EDWARDS & SONS, INC.

CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2006

AND

INDEPENDENT AUDITORS' REPORT

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.G. Edwards & Sons, Inc.:

We have audited the accompanying consolidated balance sheet of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") as of February 28, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A.G. Edwards & Sons, Inc. and subsidiaries at February 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated balance sheet, effective March 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment."

Deloitte & Touche LLP

April 27, 2006

A.G. EDWARDS & SONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2006

(Dollars in thousands, except share amounts)

ASSETS	
Cash and cash equivalents	$ 159,008
Cash and government securities deposited with clearing organizations or segregated under federal and other regulations	272,818
Securities purchased under agreements to resell	195,000
Securities borrowed	205,774
Receivables:	
Customers, less allowance for doubtful accounts of $2,600	2,084,278
Brokers and dealers	187,092
Clearing organizations	809
Fees, dividends and interest	117,967
Affiliates	84,965
Securities inventory, at fair value:	
State and municipal	284,539
Government and agencies	71,188
Corporate debt	35,638
Equities	22,788
Property and equipment, at cost, net of accumulated depreciation and amortization of $602,697	200,958
Deferred income taxes	41,800
Other assets	59,451
	$ 4,024,073
LIABILITIES AND STOCKHOLDER'S EQUITY	
Checks payable	$ 313,448
Securities loaned	200,988
Payables:	
Customers	1,102,040
Brokers and dealers	118,385
Clearing organizations	37,561
Affiliates	85,107
Securities sold but not yet purchased, at fair value:	
State and municipal	5,055
Government and agencies	21,041
Corporate debt	18,174
Equities	1,372
Employee compensation and related taxes	475,545
Income taxes	20,884
Other liabilities	172,407
Total Liabilities	2,572,007
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, 2,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	58,576
Retained earnings	1,393,489
Total Stockholder's Equity	1,452,066
	$ 4,024,073

See Notes to Consolidated Balance Sheet.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc., the "Parent Company") and its subsidiaries (collectively referred to as the "Company") operate and are managed as a single business segment providing investment services to its clients. The Company offers a wide range of services designed to meet clients' individual investment needs, including securities and commodities brokerage, investment banking, trust, asset management, retirement and financial planning, insurance products and other related financial services to individual, corporate, governmental, municipal and institutional clients through one of the industry's largest retail branch distribution systems. These services are provided by 6,816 financial consultants in 736 locations. With headquarters in St. Louis, Missouri, the Company has offices in 50 states and the District of Columbia.

Basis of Financial Information

The consolidated balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany balances have been eliminated in consolidation. The consolidated balance sheet includes assets of $100,895, principally hardware, software and internally developed applications that are included in property and equipment, net of accumulated depreciation, liabilities of $32,985 consisting primarily of accrued accounts payable, deferred taxes and capitalized leases, and stockholder's equity of $67,910, primarily related to its information technology subsidiary.

Use of Estimates

In preparing the consolidated balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Management considers its significant estimates, which are most susceptible to change, to be accruals for litigation and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Securities Transactions

Securities purchased under agreements to resell ("Resale Agreements") and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheet.

Securities inventory, securities sold but not yet purchased, and securities segregated under federal and other regulations are recorded on a trade-date basis and are carried at fair value. Fair value is based on quoted market or dealer prices, pricing models, or management's estimates.

Asset Management and Service Fees

Asset management and service fee revenues consist of fees based on: the value of client assets under professional management by third parties as well as the Company's asset management services; transaction–related service fees; and fees related to the administration of custodial and other specialty accounts. These revenues are recognized over the periods for which services are rendered.

Investment Banking

Investment banking revenues, which include underwriting fees, selling concessions, fees for financial advisory services, such as mergers and acquisitions, and management fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Allowance for Doubtful Accounts

Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially unsecured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral. The allowance for doubtful accounts may be susceptible to significant fluctuations in the near term.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings is provided using the straight-line method over estimated useful lives of 20 to 40 years. Leasehold improvements are generally amortized over the lesser of the life of the lease or estimated useful life of the improvement, generally five to 10 years. Equipment, primarily consisting of office equipment, is depreciated over estimated useful lives of three to 15 years using the straight line and accelerated methods of depreciation. Computer hardware, including servers and mainframes, and satellite equipment are depreciated over estimated useful lives of three to five years using the straight-line method. Internally developed applications and purchased software meeting the criteria for capitalization are amortized over their estimated useful lives, generally not exceeding three years, using the straight-line method. The Company periodically evaluates and adjusts the carrying value of its property and equipment when impairment exists.

The Company applies the provisions of American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," to account for costs associated with internally developed software. The Company capitalizes the costs associated with software development based on guidance provided in the statement. The primary factors considered in determining the amount to capitalize include the stage of the development effort and the type of work being performed. Only costs incurred during the application development stage are capitalized.

(Dollars in thousands)

Stock-Based Compensation

The Company records compensation expense attributable to stock-based awards granted to employees under the incentive stock plan offered by the Parent Company. The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share–Based Payment" ("SFAS No. 123R"), and related interpretations to account for its participation in the Parent Company's incentive stock plan, which consists of stock options and restricted stock. The Company early adopted SFAS No. 123R on March 1, 2005. Based on the provisions of the incentive stock plan, the Company uses the grant date fair value for stock options and restricted stock to determine its cost and recognizes the related expense over the service period of the award, generally three years following the award. Prior to the adoption of SFAS No. 123R, the Company applied Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") to account for its participation in the Parent Company's stock-based awards.

Income Taxes

Deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company's taxable earnings are included in the consolidated federal income tax return of the Parent Company. Income taxes are computed as if the Company filed on a separate return basis.

Transactions with Affiliates

Payroll and certain operating expenses, along with advances for certain capital investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. The amounts due to the Company represent the unreimbursed balance for these items and are included in the balance sheet as a receivable from affiliates. Certain affiliates advance amounts to the Company which are included in the consolidated balance sheet in payable to affiliates.

Recent Accounting Pronouncements

In March 2005, FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that SFAS No. 143, "Accounting for Asset Retirement Obligations," requires that an entity recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated balance sheet.

(Dollars in thousands)

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3," ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. Beginning March 1, 2006, the Company will apply SFAS No. 154, as appropriate, on a prospective basis.

(2) EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in the Parent Company's stock purchase, incentive stock, deferred compensation and profit sharing plans. On March 1, 2005, the Company adopted SFAS No. 123R.

(3) PROPERTY AND EQUIPMENT

At February 28, 2006, property and equipment consists of:

Building and leasehold improvements	$ 95,470
Equipment and computer hardware	469,705
Software and software applications	234,964
Software development in progress	1,711
Construction in progress	1,805
Total property and equipment	803,655
Less: Accumulated depreciation and amortization	(602,697)
Total property and equipment, net	$200,958

(4) SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of securities lending arrangements and bank loans. The interest rates on such short-term borrowings reflect market rates of interest or rebates at the time of the transactions. Customer securities are utilized in these arrangements. Bank loans are short-term borrowings that are payable on demand and may be unsecured or collateralized by customer-owned securities held in margin accounts.

Substantially all such borrowings were secured by customer-owned securities. At February 28, 2006, there were no outstanding short-term bank loans. At February 28, 2006, the Company, with certain limitations, had access to $1,145,000 in uncommitted lines of credit, as well as the ability to increase its securities lending activities.

(Dollars in thousands)

(5) NET CAPITAL REQUIREMENTS

A.G. Edwards & Sons, Inc. is subject to net capital rules administered by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"). Under such rules, A. G. Edwards & Sons, Inc. must maintain net capital of not less than 2 percent of aggregate debit items, as defined, arising from customer transactions and would be restricted from expanding its business or paying cash dividends or advancing loans to affiliates if its net capital were less than 5 percent of such items. These rules also require A.G. Edwards & Sons, Inc. to notify and sometimes obtain approval from the NYSE and other regulatory organizations for substantial withdrawals of capital or loans to affiliates. At February 28, 2006, A. G. Edwards & Sons, Inc.'s net capital of $587,710 was 27 percent of aggregate debit items and $544,002 in excess of the minimum required.

(6) INCOME TAXES

The Company operates in multiple taxing jurisdictions, and as a result, accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate tax liability in any given year. Actual results could vary from these estimates. In management's opinion, an adequate provision for income taxes has been made for the year.

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using current tax rates. These temporary differences result in taxable or deductible amounts in future years.

Significant components of deferred tax assets and liabilities at February 28, 2006, are as follows:

Deferred Tax Assets:	
Employee benefits	$39,260
Other	20,915
	60,175
Deferred Tax Liabilities:	
Investments	174
Property and equipment	10,531
Prepaid expenses	4,144
Other	3,526
	18,375
Net Deferred Tax Assets	$41,800

The Company expects to fully realize these deferred tax assets given its historical level of earnings and related taxes paid; accordingly, no valuation allowance has been established.

(Dollars in thousands)

(7) COMMITMENTS AND CONTINGENT LIABILITIES

The Company has long-term operating leases and commitments related to office space, equipment and service agreements. Minimum commitments under all such noncancelable leases and service agreements, some of which contain escalation clauses and renewal options, at February 28, 2006, are as follows:

Year Ending February 28 (29),	
2007	$ 225,900
2008	190,000
2009	159,600
2010	125,100
2011	72,000
Later years	117,200
	$ 889,800

Rent expense under all operating leases and service agreements are paid to affiliates for the Company's headquarters facilities under noncancelable agreements. The Company's lease for its headquarter facilities was renewed in May 2005 for a term of 5 years.

The Company accounts for operating leases in accordance with the provisions of SFAS No.13 "Accounting for Leases," FASB Technical Bulletin 85-3 "Accounting for Operating Leases with Scheduled Rent Increases," and FASB Technical Bulletin 88-1 "Issues Relating to Accounting for Leases." As such, the costs of leasehold improvements, whether provided by the landlord or the Company, are amortized over the shorter of the lease term or the economic life of the improvement. In addition, rent escalations and lease incentives are included with the total commitment under each operating lease to calculate an average occupancy expense, which is recognized on a straight-line basis over the full lease term.

The Company is engaged in a major business process and technology transformation program, the Gateway Initiative, which, when fully developed and implemented, is designed to update the Company's technology infrastructure, streamline its back-office processing and strengthen its data management capabilities. The Company has currently designated up to $193,200, including internal development costs, to fund this program. Total costs through February 28, 2006, were $178,400, of which $48,700 was capitalized. In May 2005, the Company completed the most significant aspect of the project, which was the conversion of securities-processing functions to an application service provider. Since the conversion, an application service provider has provided the software and computer operations that support substantially all of the Company's securities processing functions. Under the terms of the Hosting and Services Agreement with the application service provider, which became effective in May 2005, minimum payments are $10,000 a year with an expected range of payments of between $18,000 and $22,000 a year.

The Company has substantially completed the major components of the Gateway Initiative and its designated budget. Additionally, approximately $10,000 of the $15,000 remaining in the Gateway Initiative budget is related to a conditional payment based on the terms of the Hosting and Services Agreement with the application service provider. This payment, if incurred, is at the Company's discretion and would not be made any earlier than 2012. Therefore, the Company will no longer provide budgetary updates on this program.

While the Company's migration of its back-office systems is intended to better align trade-processing expenses with client transaction activity, the Company intends to maintain certain of its existing back-office systems for a transitional period that began in May 2005 and has approximately 15 to 18 months remaining. The full benefit of the Gateway Initiative will not be realized until this transition is completed.

The Company had $61,306 of outstanding letters of credit at February 28, 2006, principally to satisfy margin deposit requirements with the Options Clearing Corporation.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which requires members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is a defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, relating primarily to its securities and commodities business. Management has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Company on certain of these claims and as a result, establishes accruals for potential litigation losses. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. Factors considered by management in estimating the Company's reserves for these matters include the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the likelihood of a successful defense against the claims, and the potential for fines and penalties from regulatory agencies. Management, based on its understanding of the facts, reasonably estimates a range of loss and accrues what it considers appropriate to reserve against probable loss for certain claims and regulatory matters. While results of litigation and investigations and proceedings by governmental and self-regulatory agencies or the resulting judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes that resolution of all such matters will not have a material adverse effect on the consolidated balance sheet, statement of earnings or statement of cash flows of the Company, but could be material to the operating results in one or more periods.

The SEC, the National Association of Securities Dealers, Inc. ("NASD"), the NYSE and other regulators, including several states, as well as Congress, have examined or are examining the manner in which mutual funds compensate broker-dealers in connection with the sale of mutual funds. The Company has provided information in connection with certain related examinations. Regulatory changes have and may require additional disclosures by mutual fund companies, broker-dealers or both and may affect the methods of compensating dealers-dealers for mutual fund sales. The SEC adopted rules, effective December 13, 2004, prohibiting mutual funds from paying for the distribution of their shares with brokerage commissions. Certain mutual fund companies have notified the Company that they have changed the amount of compensation they will pay for brokerage transactions. The Company continues to compete actively for transaction business from institutional clients. The Company is not able to predict the impact of changes related to mutual funds, including changes to date, additional changes that may occur in regulations, or changes caused by the actions of mutual fund companies. However, the effect could be significant and adverse.

The Company has received information requests or subpoenas from the SEC, the NASD, the NYSE, several states and the United States Department of Justice with respect to mutual fund transactions that involve market timing, late trading or both. The SEC, the NASD and certain states have examined certain branch offices and have or will take statements from employees of the Company in connection with such mutual fund transactions. In addition, the Company has received requests for information concerning timing of mutual fund transactions in variable annuity sub accounts. The staff of the SEC has informed the Company that it intends to recommend that a civil injunctive action be brought against the Company with respect to mutual fund transactions occurring prior to October 2003 and alleged to involve market timing. The Company has made a Wells submission stating why the Company believes such action should not be brought.

The Commonwealth of Massachusetts filed in February 2005 an administrative complaint against the Company concerning certain mutual fund transactions in the Company's Boston-Back Bay office. The complaint alleges violations of securities laws by mutual fund market timing transactions and seeks a cease and desist order, an administrative fine in an unspecified amount, compensation to mutual fund holders for losses alleged to have resulted from market timing, and other relief. Other regulatory actions or claims may occur related to market timing or other mutual fund activities.

The Attorney General of South Carolina, Securities Division, filed an administrative proceeding in August 2005 against the Company and two former employees in connection with actions taken from 1995 until 2002 involving securities transactions with residents of South Carolina by financial consultants in the Company's Augusta, Georgia branch. In March 2004, the Company

agreed under a consent order with the Georgia Secretary of State's Securities and Business Regulation Division to make certain payments to the State of Georgia and to customers related to transactions in the Augusta, Georgia branch. The Company has made payments in excess of $37,100 to customers and to the State of Georgia related to these matters. The Company believes the actions involved in these matters were isolated to one branch and a limited number of financial consultants formerly with the Company and had no connection with any other Company office.

The Company is a defendant in a complaint filed in the United States District Court for the Southern District of California that seeks to be a class action on behalf of all financial consultants and trainees who worked for the Company in California after June 30, 2000. The action, among other relief, seeks overtime pay for financial consultants, including trainees, on the basis that the financial consultants should be classified as non-exempt employees under California law, restitution of amounts that were deducted from commissions owed to financial consultants to repay advances made in prior months, payment for meal rest breaks to which financial consultants are claimed to be entitled, and reimbursement for certain alleged business-related expenses paid by financial consultant. The Company is defending against the suit. Several other financial services firms have been sued in California in similar actions some of which have settled the actions for substantial amounts.

(8) FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company records customer transactions on a settlement date basis, generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers' and other counterparties' inability to fulfill their contracted obligations.

In the normal course of business, the Company also executes customer transactions involving the sale of securities not yet purchased, the purchase and sale of futures contracts, and the writing of option contracts on both securities and futures. In the event customers or other counterparties, such as broker-dealers or clearing organizations, fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices that may differ from amounts recorded in the consolidated balance sheet.

Customer financing and securities settlement activities generally require the Company to pledge customer securities as collateral in support of various financing sources. In addition, customer securities may be pledged as collateral to satisfy margin deposits at various clearing organizations. To the extent these counterparties are unable to fulfill their contracted obligation to return securities pledged, the Company is exposed to the risk of obtaining securities at prevailing market prices to meet its customer obligations.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the consolidated balance sheet.

A substantial portion of the Company's assets and obligations result from transactions with customers and other counterparties who have provided financial instruments as collateral. Volatile trading markets could impair the value of such collateral and affect the ability of customers and other counterparties to satisfy their obligations to the Company.

The Company manages its risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additional collateral is requested from customers and other counterparties when appropriate.

The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At February 28, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2,786,656, and the fair value of the collateral that had been sold or repledged was $403,198.

Derivatives

The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps. The Company provides advice and guidance on complex derivative products to selected clients; however, this activity does not involve the Company acquiring a position or commitment in these products. The Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions are not material to the Company's financial condition.

Fair Value Considerations

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

(9) SUBSEQUENT EVENT

On March 7, 2006, the NYSE and Archipelago Holdings, Inc. closed a merger agreement and formed a new holding company, NYSE Group, Inc. ("NYSE Group"). In the merger, NYSE members were entitled, and the Company elected, to receive $405 and 78,601 shares of NYSE Group common stock for each NYSE membership seat. The shares are subject to certain restrictions that expire ratably over a three-year period, unless the NYSE Group board of directors removes or reduces the transfer restrictions earlier. The NYSE Group board of directors has authorized a secondary distribution, and subject to SEC approval, the Company plans to participate with a portion of its holdings, which will lift the restriction for the shares in the offering. In addition, the Company will have to purchase trading licenses through a modified Dutch auction process every year in order to receive the right to trade securities on the floor of the exchange. On January 4, 2006, the Company purchased four NYSE trading licenses at a price of $49 each.

At February 28, 2006, the Company had four NYSE membership seats included in other assets on the consolidated balance sheet at a total cost of $491. Factoring in the Company's cost basis for the four seats and the transfer restrictions on the shares, the Company expects to record a significant gain in fiscal year 2007. Gains or losses will be recorded in future periods as transfer restrictions expire and the share price of NYSE Group stock fluctuates.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT

To the Board of Directors of
A.G. Edwards & Sons, Inc.:

In planning and performing our audit of the consolidated financial statements of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") for the year ended February 28, 2006 (on which we issued our report dated April 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and its not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

April 27, 2006